

July 24, 2013

Via E-mail
Paul C. Honda
Vice President, Finance and Administration
American Honda Finance Corporation
20800 Madrona Avenue
Torrance, CA 90503

> **Re:** **American Honda Finance Corporation**
> **Form 10-12(G)**
> **Filed June 28, 2013**
> **File No. 000-54989**

Dear Mr. Honda:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-12(G)

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 1. Business

Incentive Financing Programs, page 13

2.   The accretion of unearned subsidy income is greater than your net income in 2013 and approximates 74% and 71% of your net income in 2012 and 2011. Since your incentive financing programs are a significant driver of your profitability, please revise MD&A to discuss and analyze the reasons for the increases in incentive financing income and the impact of these increases on your revenues, net income and liquidity. Please also describe and quantify the underlying commercial reasons for increases or decreases in financing incentives for specific new and used vehicles. In addition, based on the on-going significance of your financing incentives, please revise your disclosures that you offer these financing programs from "time to time." Please refer to Item 303 of Regulation S-K.

Item 1A. Risk Factors

Risks Relating to Our Business, page 17

3.   We note recent news reports indicating that:
        • the National Highway Traffic Safety Administration may recall Honda Odyssey minivans due to braking issues; and
        • Honda will recall 2007-2008 Fit vehicles in the U.S. to repair power-window switches.
        Please tell us whether you deem either event to be a material risk meriting disclosure and if so, revise your risk factor disclosure as appropriate.   Also revise your disclosure to describe any past mandatory or voluntary recalls that have had a material adverse effect on your business.

Item 10. Recent Sales of Unregistered Securities, page 52

4.   Revise the descriptions of the exempt transactions to provide all the information that Item 701 of Regulation S-K requires. In particular, please provide sufficiently detailed disclosure to comply with Items 701(b), (c) and (d). For example, and without limitation:
        • as to any securities not publicly offered, name the persons or identify the class of persons to whom the securities were sold;
        • as to securities sold for cash, state the aggregate underwriting discounts or commissions; and
        • state briefly the facts relied upon to make the exemption(s) available.

Exhibits

5.   We note that certain exhibits have not been filed in their entirety. For example, Exhibits G, H-1, H-2 and H-3 have been omitted from Exhibit 10.5. These are only examples. Please ensure that all exhibits are filed in their entirety.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Via E-mail
         Glenn Yamamoto
         John-Paul Motley, Esq.